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                    [Letterhead of Jackson Walker, L.L.P.]



                                 April 6, 1999


VIA EDGAR and FEDERAL EXPRESS
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U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: U.S. Remodelers, Inc. -- Withdrawal of Form 8-A12B; Commission File No. 001-14767
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Dear Madam or Sir:

     As legal counsel for and on behalf of U.S. Remodelers, Inc. (the "Registrant"), we hereby request that the Registrant's Registration Statement on Form 8-A (the "Registration Statement") filed with the U.S. Securities and Exchange Commission (the "Commission") on January 19, 1999 and relating to the registration of the Registrant's Units (each Unit consisting of one share of Common Stock, par value $.01 per share, and one Redeemable Common Stock Purchase Warrant), Common Stock and Redeemable Common Stock Purchase Warrants (collectively, the "Securities") under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") be withdrawn. Although the Registration Statement was declared effective by the Commission, the Securities were never listed for trading on the Boston Stock Exchange as the Registrant was unable to complete its initial public offering of the Securities. In connection therewith, the Boston Stock Exchange, by letter dated April 1, 1999, notified the Commission of the withdrawal of its certification relative to the listing of the Securities. The Registrant is also filing with the Commission a Form 15 for the purpose of suspending its obligations to file reports under Sections 13 and 15(d) of the Exchange Act. The Staff is further advised that the Company has requested that its Registration Statement on Form S-1, as amended (Commission File No. 333-65029), be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

     Please contact the undersigned to confirm the withdrawal of the Registration Statement or to address any comments or questions regarding the matters discussed above.

                              Very truly yours,

                              /s/ GEORGE L. DIAMOND

                              George L. Diamond

GLD:mdp
cc:  Mr. Murray H. Gross
     Charles D. Maguire, Esq.